PART II

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this annual report on Form 1-K (the “Annual Report”), that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

Overview

UC Asset LP is a limited partnership formed on February 01, 2016 under the laws of the State of Delaware. We invest in real estate for development and redevelopment in the Atlanta and Dallas areas. Our principal office address is 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341.

Our partnership is managed by our general partner, UCF Asset LLC under the terms of our partnership’s Limited Partnership Agreement. Except for limited conditions defined in our limited partnership agreement, UCF Asset LLC acting as general partner has authority to exercise full management of our partnership. Limited partners are passive investors and have limited power over our partnership and our general partner.

General Partner

UCF Asset LLC is a limited liability company formed on January 26, 2016 under the law of the State of Georgia. The principal office of our general partner is the same to that of our partnership.

The individuals who, directly or indirectly, own and control our general partner are “Larry” Xianghong Wu with a 90% interest and Gregory Bankston with a 10% interest. Starting from the second quarter of the year 2020, Larry Wu’s interest share will decrease to 80% and Greg’s interest share will increase to 20%. Gregory Bankston is the managing member of our general partner.

UCF Asset LLC does not conduct any business activities other than management of our partnership.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any affiliate and, in the general partner’s sole discretion, admit the affiliate as an additional or substitute general partner.

By and of the date of December 31, 2019, our partnership’s investments primarily consist of ownership interests in residential properties for redevelopment in the Atlanta metropolitan area and land for development in the Dallas metropolitan area.

Residential Investment and Redevelopment in Metropolitan Atlanta

We acquire and redevelop residential real estate properties in metropolitan Atlanta, mostly in suburban regions north of downtown Atlanta, known as Brookhaven, Dunwoody and Marietta, and in downtown Atlanta. Atlanta is the ninth largest metropolitan area in the United States.

Our properties in metropolitan Atlanta are acquired and owned through our wholly-owned investee Atlanta Landsight LLC, which is a Georgia limited liability company.

Upon acquisition of a property, we usually make improvements intended to increase its value before putting it back on the market for sale. Depending on the condition of a property, the improvements may be renovation, remodeling, or a complete tear-down and rebuild of the residential home. After improvements, we may sell the completed project immediately if we believe the submarket has reached its short-term peak; or, we may rent it out for a period, usually12 months, if we believe that the submarket has potential of appreciation in the coming year.

We may resell a property without improvement if the value appreciation has generated a satisfying ROI. We sold such a property in October 2019 and realized an annualized ROI of 47.3% on this property.

Renovation

Renovating a property usually includes optimizing spaces, fixing or replacing water, power and HVAC equipment, installing new flooring, upgrading the kitchen and bathrooms, installing new appliances, and/or painting of interior and exterior walls. Renovation can be a relatively low-cost method to improve the value of a property.

For the annual year of 2019, our partnership had completed 7 renovated residential projects in the Atlanta metropolitan area. 3 of them were sold, and 3 were rented out, and 1 of them is still listed for sale as of December 31, 2019. The listed one went under contract in the first quarter of 2020.

Remodeling

A remodeled property may include most renovation described above but also changes to the structure, usually by adding more space and altering floor plans. Remodeling will usually cost more than renovation but less than rebuilding, and its ROI will usually be higher than renovation but lower than rebuilding.

For the annual year of 2019, our partnership had completed 0 remodeled residential projects in the Atlanta metropolitan area.

Rebuilding

If the condition of a property is too deteriorated to be cost-effectively fixed or repaired, it may be a candidate to tear down and rebuild. When choosing properties to rebuild, we prefer those in a neighborhood where other active rebuilding projects have taken place and completed rebuilt properties have been sold.

For the annual year of 2019, our partnership had completed 2 rebuilding projects in the Atlanta metropolitan area. One of them was sold, and the other one is still listed for sale as of December 31, 2019.

* * *

As of December 31, 2019, our partnership owned ten residential properties in metro Atlanta. See the “Description of Properties” section in this Annual Report.

Of these ten properties, five have completed redevelopment and are listed for sale or are rented out. The net market value of those properties is assessed at approximately $3.30 million in total, as of December 31, 2019.

Five properties are currently under redevelopment with a projected cost of redevelopment of approximately $530,000 in total. This does not include the costs of redevelopment that have already been expended. Upon completion, those properties may have an aggregated listed price of $3.86 million in total.

Two properties were acquired for an aggregate purchase price of approximately $127 thousand, plus other cost of $2.5 thousand.

The total net market value of the properties we owned in metro Atlanta was approximately $6.31 million as of December 31, 2019.

As of December 31, 2019, our property value in Atlanta area is decided by our management utilizing a related party. However, the methods used by the management, as well as the results, have been reviewed and approved by an independent and licensed third party. The third party that reviewed this valuation is Brandon Atkins from Keller Williams (Atlanta Perimeter office).

Farmland Investment and Development in Metropolitan Dallas

In September 2016, we invested and owned 76% of a 72.53-acre farmland located within the township of Farmersville, Texas, in Collin County in the northeast quadrant of the Dallas metropolitan area. In February 2018, our partnership purchased the remaining 24% and now owns 100% of this land.

The land is owned by our Texas wholly owned subsidiary, UCF Development LLC.

The purchase price in September 2016 for the Farmersville property was $805,216. The total historical cost for us on this property (including commissions, taxes, consulting fees etc.) was approximately $860,000, by December 31, 2019.

As of December 31, 2019, the value of our Farmersville, TX property is solely based on the valuation by independent and licensed third parties. The most up-to-date appraisal report valued the property at $1,088,000.00 as of December 19, 2019. This up-to-date report was provided by Michelle Godwin from Valuright Appraisal, Inc.

Our goal is to develop the Farmersville property into a high-end residential community of approximately 40 to 45 high-end residential homes. We have hired a local engineering company to work on concept plans of development. By December 31, 2019, two variants of conceptual plans have been created, reviewed and revised for multiple rounds. Based on those conceptual plans, the property will be developed into 43-44 lots of the size of one acre minimum.

The Farmersville property is not currently zoned for residential use. Rezoning the property to residential use requires the submission of a formal application to the City of Farmersville. We have not yet started the application process. On November 15, 2018, our representatives had a meeting with the City Manager, the Assistant to the City Manager, and the City’s consulting engineer of Farmersville. The meeting addressed issues regarding the property including, to acquire off-site easements for the water line extension to the property. It is possible that our company will get pro rata reimbursement for the water line extension as other developments tie into it.  The meeting also addressed the prospect of annexing our property into the City and zoning it for estate lots. However, no follow-up meetings have occurred for the whole year of 2019.

As of the date of December 31, 2019, we projected the total development cost for the Farmersville property may range between $12 million to $22 million. Since we have frozen our capital-raising efforts for the whole year of 2019 to clear our review by FINRA, we don’t have the needed capital, even partially, to develop this land.

As of the date of December 31, 2019, our strategy on this piece of property is to hold and see if we may be able to raise enough capital to develop it. We don’t exclude the possibility of liquidating it.

To save administrative cost, we have started a process to transfer the ownership of this property to Atlanta Landsight LLC. Upon completion of the transfer, we may consider dissolving UCF Development LLC.

Other Residential Property Investments

Through Atlanta Landsight LLC, we also acquired a property in Greensboro, NC. This property is acquired with a lease-sell contract which will yield approximately 10% per annum return on equity. This is a one-time contingent opportunity and does not represent any change of our investment strategy which focuses on metro Atlanta and Dallas.

Debt Investments

We have made a limited number of debt investments from time to time in high-yield promissory notes or private loans to related parties. As of December 31, 2019, we have made $400,000 of debt investments, which accounts for less than 5% of our net equity.

Employees

Operational services for our partnership are provided by our general partner. In addition to the managing member, our general partner employs two persons on a part-time basis. The member of majority interest of our general partner also contributes his time and services to our general partner. We also utilize the services of contractors and subcontractors in connection with real estate developments.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a limited partnership engaged in the redevelopment and development of real estate properties in metropolitan Atlanta and Dallas. Our general partner is UCF Asset LLC.

Since its incorporation, the Company has grown its net equity from $2.25 million as of the date of March 01, 2016, to $8.76 million as of December 31, 2019.

Net equity per common unit has grown from $1.156/per unit as of March 01, 2016, to $1.557/per unit as of December 31, 2019, after a $0.050 dividend distribution in the year of 2018. The following table shows the change of net equity per share during this period:

Period end	Net Equity per Unit	Dividend Distributed per Unit
Inception, March 1, 2016 - unaudited	$1.156
December 31, 2016	$1.332
December 31, 2017	$1.560
December 31, 2018	$1.482	$0.050
December 31, 2019	$1.557

Table I: Net equity per share of UC Asset LP, between March 01, 2016 to December 31, 2019.

After factored in the distribution of $.0.050/unit, our net equity per unit has grown 39%, which equals to 8.58% year over year compound growth, since our inception.

On January 02, 2020, our shares (common units) started to quote on OTCQX, the Best Market of OTC markets.

Legal Structure of our Company

The business is structured as a publicly traded limited partnership (Master Limited Partnership or MLP) rather than a real estate investment trust (REIT) in order to appeal to investors looking for long-term growth. It combines the tax benefits of a private partnership—profits are taxed only when investors receive distributions—with the liquidity of a publicly-traded company. The majority of MLPs are organized in natural resources sectors, and only a very limited number are in real estate. The Master Limited Partnership Association counted a total number of 82 MLPs trading on US national exchanges, and only four of them are in the real estate sector. As a matter of fact, we are the only real estate MLP quoted on OTCQX.

Based on our knowledge and understanding, we highlight the distinctions between REITs and MLPs in the following Table II.

Table II: REITs vs MLPs, based on the Management’s knowledge and understanding

Operating Results

Year Ended December 31, 2018

During the year ended December 31, 2018, we invested an additional $1,866,982 into our portfolio investments:

●	$1,666,982 into Atlanta Landsight LLC

●	$200,000 into UCF Development LLC

We received an additional return of investment of $1,193,492 during this period from Atlanta Landsight LLC.

Our unrealized losses during this period from our portfolio investments totaled $25,292:

●	$79,239 loss from Atlanta Landsight LLC

●	$53,647 gain from UCF Development LLC

Atlanta Landsight LLC purchased four properties and sold three properties during this period. Atlanta Landsight LLC had $108,869 of realized gain and $57,286 of unrealized gains. We recorded this gain as a combined unrealized loss of $79,239 for the period. UCF Development LLC had $188,108 unrealized loss during this period. In addition, our unrealized gains during this period included accrued but unpaid interest.

Our operational expenses were $241,089 during this period, consisting principally management fees paid to our general partner, and professional fees.

During the year ended December 31, 2018, we recorded a net decrease in net equity of $261,487.

Year Ended December 31, 2019

During the year ended December 31, 2019, we invested an additional $2,331,009 into our portfolio investments:

●	$1,881,009 into Atlanta Landsight LLC

●	$50,000 into UCF Development LLC

●	$400,000 into debt investment

We received an additional return of investment of $2,635,000from our subsidiaries during this period:

●	$2,635,000.00 from Atlanta Landsight LLC

Our unrealized gain during this period from our portfolio investments totaled $744,001:

●	$636,001 gain from Atlanta Landsight LLC

●	$108,000 gain from UCF Development LLC

●	$0 from debt investment

Atlanta Landsight LLC purchased three properties and sold five properties during this period. Atlanta Landsight LLC had $41,138 of realized loss and $677,139 of unrealized gains. We recorded this gain as a combined unrealized gain of $636,001 for the period. UCF Development LLC had $108,000 unrealized gain during this period. In addition, our unrealized gains during this period included accrued but unpaid interest.

Our operational expenses were $382,808 during this period, consisting principally management fees paid to our general partner, and professional fees.

During the year ended December 31, 2019, we recorded a net increase in net equity of $373,884.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through the issuance of limited partner interests to raise capital. Prior to our initial public offering (IPO) in 2018, we have conducted three private placements of limited partner interests in March 2016, October 2016, and April 2017. We have raised a total of $6,900,000 from these placements. Prior to our public offering, there were 42 limited partners in our partnership.

In January 2018, we made our first public filing of Offering Circular of our IPO to SEC for qualification. This original Offering Circular intended to raise capital of a minimum of $6 million and a maximum of $12 million. However, it was beyond Management’s reasonable expectation that economic ties between the U.S. and China would experience a fast downturn in the first quarter of 2018, as the so-called “trade war” between the U.S. and China erupted. The demand for our IPO substantially decreased. And we changed our Offering Circular in April 2018, to decrease the size of our IPO to a minimum of $3 million and maximum of $6 million.

On June 13, 2018, our Offering Circular for IPO was qualified by the SEC. However, in the following months, the tension of trade disputes between the U.S. and China kept rising. During this period, a series of negative comments spread by a third party (against whom we have filed a charge of defamation in a Chinese court and won the court decision in September 2019), might also have decreased the demand to our offering. By August 2018, it was clear that we would not be able to raise a minimum of $3 million. We made another change to our Offering Circular and reduced the fundraising target to a minimum of $1.43 million and a maximum of $2.85 million.

Our IPO was closed on October 12, 2018. The gross amount of raised capital was $1.45 million, which is less than 25% of the original minimum amount we had set for our IPO. We have a total number of 80 limited partners after the IPO.

Due to this major change of business environment that is out of our control and beyond our reasonable expectation, the capital we were able to raise through our IPO fell dramatically short than our original plan, and the closing of our IPO was several months later than our expectation. Therefore, the Company was forced to adjust its operating plans. A direct impact was on the 73-acre land in Farmersville (northern Dallas), Texas, of which a full development will require $12 million to $22 million. That property has not been developed as of the end of December 2019.

In the year of 2019, we had to freeze all efforts in capital raising through equity deals, as we are subject to FINRA review to be cleared for quotation of our shares on OTC markets. The review process by FINRA took longer than we originally expected, and it was not completed until October 31, 2020, when our Form 211 sponsor received FINRA clearance letter. As a result, our company had not raised any additional capital for the whole year of 2019.

All the above-mentioned factors had limited the availability of capital to us. As the response, we had to downsize our investment plan and business operation in the year of 2018, and then to remain downsized for the year of 2019. This has had a negative impact on our financial performance.

Debt financing

Atlanta Landsight has a construction loan allowance of $510,500 from a local bank. As of December 31, 2019, we have drawn $194,000 from this loan allowance, which represents all our outstanding debt. The Partnership’s debt to net equity ratio is 2.21%, as of December 31, 2019.

After adjustment of our investment and operating plan, we believe our available capital, including net proceeds from our IPO, construction loan allowance from the local bank, together with our existing cash and cash equivalents, will be sufficient to fund our operating plan through at least the next twelve months. However, our operating plan may change due to many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Further, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Additional financing may result in dilution to limited partners, imposition of debt covenants and repayment obligations or other restrictions that may affect our business.

Anti-dilution Clause: However, Section 4.01(a) of our Limited Partnership Agreement contains an anti-dilution clause which offers protection to the interest of current investors when additional units or derivative units of our Company will be offered for the purpose of additional financing. Concerned content of this clause reads as follows:

“…. provided that i) any Common Units shall not be offered at a price lower than the book value per Common Unit based on the last audited financial statement immediately preceding the offering of such Common Unit; and ii) any Units or Derivative Units, if convertible into Common Units, the conversion price shall not be set or calculated at a price lower than the book value per Common Unit based on the last audited financial statement immediately preceding the date when such Units or Derivative Units were issued. The foregoing conditions i) and ii) may be waived for any offering if the General Partner has received the approval of a Unit Majority prior to such offering.”

Cash Flows

The following table shows a summary of cash flows for the periods set forth below:

	Year Ended December 31, 2018	Year Ended December 31, 2019
Net cash used in operating activities	$(343,334)	$(396,752)
Net cash (used in) provided by investing activities	$(715,629)	$303,991
Net cash provided by financing activities	$1,015,627	$48,271
Cash at beginning of year	$178,689	$135,353
Cash at end of year	$135,353	$90,863

Net Cash Used in Operating Activities

For the year ended December 31, 2018, net cash used in operating activities was primarily the result of $23,053 in prepaid assets and $100,902 in accrued expenses, increased by $25,592 in net unrealized loss on our investments in Atlanta Landsight LLC and UCF Development LLC.

For the year ended December 31, 2019, net cash used in operating activities was primarily the result of management fees and professional fees.

Net Cash Used in Investing Activities

For the year ended December 31, 2018, net cash used in investing activities was primarily the result of $1.9 million in investments in Atlanta Landsight LLC and UCF Development LLC, reduced by $1.2 million in repayments due to those portfolio properties.

For the year ended December 31, 2019, , net cash provided by investing activities was primarily the result of $1.9 million in investments in Atlanta Landsight LLC and UCF Development LLC and $0.4 million in new loans to related parties, reduced by $2.6 million in repayments due to those portfolio properties.

Net Cash Provided by Financing Activities

For the year ended December 31, 2018, net cash provided by financing activities was primarily due to net proceeds of $1.1 million in contributions by limited partners in an IPO in closed in October 2018.

For the year ended December 31, 2019, , net cash provided by financing activities was solely due to a refund of back-up withholding to the U.S. Internal Revenue Service on behalf of our limited partners.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management as of the last day of our preceding fiscal year. Management fees for the periods ended December 31, 2018 and 2019 was $155,221 and $164,488, respectively.

In addition, we lease space from an unaffiliated third party at 2299 Perimeter Park Drive, Suite 120 in Atlanta. Rent was paid monthly at $2,035 through November 1, 2019, and increased to $2,096 for the next twelve months. Pursuant to the terms of the lease, we have provided a deposit of $2,189 to the lessor.

Trend information

The following discussion covers some significant trends happened to our business, in our industry, or to the macro economy, since the last fiscal year, which had impacts on our operation. It also covers known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operation for the current fiscal year of 2020.

Public trading of our common units and its impact on our business operation

On October 31, 2019, our Form 211 sponsor received FINRA clearance letter, which cleared the way for us to be quoted on OTC markets. On January 02, 2020, our common units have started to be quoted and traded on OTCQX, the Best Market of OTC Markets.

Clearance by FINRA and trading of our common units on OTCQX will have significant impact on our business operation in the year of 2020 and the years to follow. First of all, we now have the option of raising capital via PIPE deals (private placement of public equity) to meet our operational needs. This will help to ease the limit to our capital availability, which had restrained our options in business operation in the past two years (2018 and 2019).

Secondly, it will enable us to acquire properties by issuing new units, possibly preferred units and/or restricted units, in replacement of cash for all or part of the acquisition cost. This will reduce our cash outflow in acquiring properties, and those saved cash capital can be used on renovation/remodeling/rebuilding of the acquired properties. Overall, it will increase our cash-on-cash ROI, and probably improve the growth rate of our net equity per unit.

Plans to convert our Company into a Qualified Opportunity Fund (QoF)

On May 15, 2019, the Company filed a form 1-U, announced that the Company will convert itself into a Qualified Opportunity Fund (QoF). QoF and Opportunity Zones (OZ) are new policy tools created by the 2017 Tax Cuts and Jobs Act, designed to spur investment in distressed communities throughout the country through tax benefits. Those tax benefits will be granted to investors who invest into a QoF.

The Company expected the transition to be completed by March 2020. In order to complete the transition, the Company would swap its assets outside of OZs for assets inside of OZs, within and surrounding metro Atlanta.

As of the end of December 2019, the transition went much slower than the Company expected for two reasons: 1) it had been slower than expected to liquidate our assets outside of OZs; and 2) we had not been able to raise adequate capital to purchase more assets inside of OZs. As of the date of December 31, 2019, management believed that it was unlikely that the Company’s portfolio would meet the criteria of a QoF, which requires 90% of its assets to be inside of OZs, by the end of March 2020.

Management will decide whether the Company will continue its effort to convert into a QoF after March 2020.

Trends of “trade war” between the U.S. and China

Economic ties between the U.S. and China experienced a fast downturn in the first quarter of 2018. Several rounds of tariffs and retaliating tariffs were imposed by both governments which impacted billions of dollars of trade between the two countries. The trade dispute, or, “trade war” as it was commonly called, raised concerns among Chinese investors over their investments in the U.S., which were worsened as Chinese government tightened its policy regarding outflow of Chinese investments into the U.S. This had substantial negative impacts on our financing efforts, because the majority of our current investors are Chinese, and Chinese investors have been the major pool for our capital-raising efforts. Our IPO in 2018 raised approximately $1.45 million, which was 75% less than the minimum amount we expected in the end of the year 2017.

The trade war also increased building costs, and therefore had negative impacts on our business by increasing our subsidiary’s operational cost. According to an analysis by the National Association of Home Builders (Source: CNBC, May 2019):

●	From tile to counter tops, laminates to lighting, all the fancy finishing — about 450 of them — are on the list that went from 10% tariffs to 25%;

●	The additional costs then rose from $1 billion to $2.5 billion; and

●	Nearly three out of four remodelers this year reported higher prices for customers due to higher costs for labor, according to a new survey from the National Association of Home Builders.

On Wednesday, 15, 2020, U.S. President Donald Trump and Chinese Vice Premier Liu He signed a deal that was called the “Phase I Agreement” to end the trade disputes. That agreement cut some U.S. tariffs on Chinese goods in exchange for Chinese pledged to purchase more of American farm, energy and manufactured goods and addressed some U.S. complaints about intellectual property practices. The two governments are currently engaging into further negotiations. We expect that the trade relation between the two economies will keep improving in the year 2020, and that will possibly improve Chinese investor’s enthusiasm for investment into our company.

The outbreak of COVID-19 and its possible impact on US and Atlanta and Dallas markets

The coronavirus COVID-19 pandemic, starting as an outbreak in China in the last months of the year 2019, and transmitted to many countries including United States in the first few months of the year 2020, has had profound impact, mostly negative, on US and global economies and stock markets. Discussions on COVID-19’s global and national impacts are very available in the public domain, so we will not add more herein.

It will definitely have negative impact on the real estate markets in both Atlanta and Dallas. In March 2020, one of our buyers cancelled his offer on one of our listed properties, citing the reason that his portfolio had suffered a big loss during the stock market crash caused by COVID-19 impact. Although we had a back-up offer on this property, we were nevertheless alerted that we might see weaker demands on our properties in the following period. The management will follow and monitor the situation closely, and will take necessary actions to mitigate risks.

On the other hands, we believe that the impact of COVID-19 will be of a limited period of time, and the market will bounce back after the pandemic is gone. This may create an opportunity for us to purchase properties at an undervalued price. We project that the lowest point of real estate market may take place in the seasons of fall and winter of 2020. Based on this projection, the Company may start a round of private placement to raise funds this summer, in order to make purchases in fall and winter.

On the operation side, the outbreak of COVID-19 might have a near term negative effect on building supplies necessary for our renovations, remodels and rebuilds. We do not expect it to have a long-term negative effect.

The Company is monitoring the impact of COVID-19 very closely.

Item 3. Directors and Officers

The operation of our partnership is managed by our general partner. We do not have any directors, officers, or significant employees. The following are key members of our general partner and their respective ages and positions as of December 31, 2019. As the member of majority interest of our general partner, Dr. Wu contributes his time and services to our general partner as an owner rather than an employee.

Name	Position	Age	Since
Gregory Bankston	Managing Member	47	formation in January 2016
“Larry” Xianghong Wu	Member of Majority Interest	50	formation in January 2016

Mr. Gregory Bankston has served as managing member of UCF Asset LLC since its formation in January 2016. Between 2013 and 2016, he founded and operated Real Estate Butlers. Prior to then, he was a co-owner of Bankston Brokers, formerly known as Bankston Realty, since 2010. Mr. Bankston is a member of Atlanta Board of Realtors, the Georgia Association of Realtors, and the National Association of Realtors.

Dr. “Larry” Xianghong Wu has been the member of majority interest of UCF Asset LLC since its formation in January 2016. Between 2012 and 2016, he was the founder and chief executive officer of Shanghai Heqing Asset Management LP, a limited partnership based in Shanghai, China, focused on Chinese investments in the U.S., particularly real estate. Between 2011 and 2012, he was chief executive officer of EHE Capital, a Chinese PE fund managing a portfolio of approximately $1 billion from 2011. Prior to then, he worked at Cisco Systems, Inc. between 2009 and 2011 as a vice president in charge of Cisco’s strategic business transformation in China. Dr. Wu has served as policy advisor and counselor to the Chinese government and officials. He also served as a Board Member of Finance and Investment of the Capital Club in China from 2009 to 2013.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any affiliate and, in the general partner’s sole discretion, admit the affiliate as an additional or substitute general partner.

Audit Committee

Our Company is a limited partnership and is not required to set up a board of director. However, we are still required by the rule of OTCQX to set up an Audit Committee.

In February 2019, the Company resolved to establish an Audit Committee. Starting from July 01, 2019, we have hired two Audit Committee members who both are independent. Herein the meaning of “independent” follows the guidelines published by OTC Market Group Inc.

The two members are:

Harris Miller is a prominent American politician, businessman, and lobbyist. Miller served as president of the Information Technology Association of America and the World Information Technology and Services Alliance (WITSA) for 12 years. He ran for US Senate in the year 2006 and lost to Jim Webb in the Commonwealth of Virginia. Harris received a political science master’s degree from Yale University in 1975.

For a detailed biography of Harris Miller, please see: https://en.wikipedia.org/wiki/Harris_Miller

Li Zheng is currently president of Techtop Industries Inc., an electric motor manufacturer based in Atlanta, GA, which Li co-founded in 2008 with extended family members. Before founding and operating Techtop, Li worked as an environmental engineer, and spent 10 years on academic research and consulting for various water resources and sustainable development projects in the western United States, Northern China, Tibet Plateau, and the mountainous regions of Nepal and India. Li has also been serving as a board member of non-profit Atlanta Young Singers since 2015. Li obtained his Ph.D. degree in Water Resources Engineering from the University of Notre Dame in 1997.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of UC Asset LP is currently comprised of Harris Miller and Li Zheng, each of whom is an independent member of Audit Committee. The Audit Committee operates under service agreements between the Company and the Audit Committee members.

The Company’s management, which consists of its General Partner, is responsible for the preparation of the Company’s financial statements and for maintaining an adequate system of internal controls and processes for that purpose. Daszkal Bolton LLP acts as the Company’s independent auditor and is responsible for conducting an independent audit of the Company’s annual financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 in accordance with the standards of the Public Company Accounting Oversight Board (United States), and issuing a report on the results of their audit. The Audit Committee is responsible for providing independent, objective oversight of both of these processes.

The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2019 with management of the Company and with representatives of Daszkal Bolton LLP. As a result of these discussions, the Audit Committee believes that UC Asset maintains an effective system of accounting controls that allow it to prepare financial statements that fairly present the Company’s financial position and results of its operations. Discussions with Daszkal Bolton LLP also included the matters required by AS 1301: Communications with Audit Committees.

In addition, the Audit Committee reviewed the independence of Daszkal Bolton LLP. We received written disclosures and a letter from Daszkal Bolton LLP regarding its independence as required by Independent Standards Board Standards No. 1 and discussed this information with Daszkal Bolton LLP.

Based on the foregoing, the Audit Committee has recommended that the audited financial statements of the Company for the year ended December 31, 2019 be included in the Company’s annual report on form 1-K to be filed with the Securities and Exchange Commission.

Harris Miller
Li Zheng

MANAGEMENT COMPENSATION

The operation of our partnership is managed by our general partner, UCF Asset LLC. Our partnership does not have any directors or officers who receive compensation.

We pay management fees quarterly to our general partner. Management fees are calculated at 2.0% of assets under management as of the last day of our preceding fiscal year. The fee is paid quarterly. Management fees for the periods ended December 31, 2018 and 2019 was $155,221 and $164,488, respectively.

We pay our Audit Committee members $7,000 each annually.

In addition to the management fee, we reimburse the general partner for standard expenses of managing our partnership in accordance with our limited partnership agreement. These reimbursable expenses include: organizational expenses; fees for accountants, attorneys, auditors, and other professionals; expenses associated with partnership taxation reporting; operational expenses including insurance, valuation reports, and real estate brokerage commissions; and government filing fees and costs.

Item 4. Security Ownership of Management and Certain Security holders

No person to our knowledge beneficially owns more than 10% of our common units. Neither the managing member nor the member of majority interest of our general partner beneficially owns any of our common units.

Item 5. Interest of Management and Others in Certain Transactions

We utilize the real estate brokerage services of Liz Bankston of Bankston Brokers to acquire and sell properties in the Atlanta area. Mrs. Bankston is the wife of Gregory Bankston, the managing member of our general partner. Our work relation with Liz Bankston is not exclusive, and we have worked with other brokers from time to time. In 2019, we paid Mrs. Bankston approximately $31,152 as commissions for acting as broker in connection with five real estate transactions. We believe the commissions are paid at or less than a standard market rate.

In June 2019, we advanced $100,000 to our General Partner. This advance carries a 4.5% annual interest rate and maturity date of June 10, 2021 or upon the LP having raised an additional $20,000,000 in capital. This advancement was made to empower the General Partner to carry on the business plan of converting the Company into a Qualified Opportunity Zone. However, the plausibility of such conversion has considerably dropped since the advance, and the Company has requested that the General Partner should pay back the advancement or set up a definite pay-back schedule by the end of June 2020, one year earlier than its maturity date.

In April 2019, we loaned $300,000. This third party then acquired a 10% economic interest in our General Partner. This note carried a 5.6% annual interest rate in 2019, 8% annual interest rate for 2020 and 10% annual interest rate for 2021 and a maturity date of March 31, 2021, in a single lump sum. In January 2020, we reached an agreement with this third party to keep the introductory rate of 5.6% for the year of 2020.

Except as noted immediately above and other than fees and expenses we have paid and will pay to our general partner as described in the “Management Compensation” section of this Annual Report, there are no transactions or currently proposed transactions since our inception to which we were or will be a participant and the amount involved exceeded or will exceed the lesser of $120,000 or 1% of our total assets, and in which any member of our general partner or 10% beneficial owner, promoter (or immediate family member of the foregoing persons) of our partnership had or will have a direct or indirect material interest.

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners

UC Asset, LP

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying balance sheets of UC Asset, LP (the “Partnership”) at December 31, 2019 and 2018, and the related statements of changes in net assets, partners’ equity, and cash flows for the year ended December 31, 2019 and 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Emphasis-of-a-matter

As discussed in Note 2, the financial statements include investments valued at approximately $8,668,000 and $8,228,000 at December 31, 2019 and 2018, representing approximately 99.0% and 98.5% of partners’ capital, respectively, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. We have reviewed the procedures used by the General Partner in arriving at its estimate of value of such investments and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for these investments existed, and the differences could be material. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Daszkal Bolton LLP

Daszkal Bolton LLP

March 30, 2020

Fort Lauderdale, Florida

We have served as the Partnership’s auditor since 2017

UC ASSET, LP

Balance Sheets

December 31,

	2019	2018
ASSETS
Portfolio investments (Note 3)	$8,667,749	$8,227,738
Property and equipment and other assets, net	51,422	34,047
Cash and cash equivalents	90,863	135,353
Total Assets	$8,810,034	$8,397,138

LIABILITIES AND PARTNERS’ CAPITAL
Accrued expenses	$52,507	$45,098
Partners’ capital, 5,635,306 units issued and outstanding	8,757,527	8,352,040
Total Liabilities and Partners’ Capital	$8,810,034	$8,397,138

The accompanying notes are an integral part of the financial statements

UC ASSET, LP

Statements of Changes in Net Assets

Year ended December 31,

	2019	2018

INCOME
Interest income	$12,670	$5,194
Interest income, related parties	21	-
Total income	12,691	5,194

OPERATING EXPENSES
Management fees	169,560	155,221
Professional fees and other expenses	211,729	83,645
Depreciation	1,519	2,223
Total operating expenses	382,808	241,089
Net investment loss before unrealized gains (losses)	(370,117)	(235,895)

GAINS/LOSSES FROM INVESTMENTS
Net realized and unrealized gains (losses) from investments:
Net unrealized gains (loss) on portfolio investments	744,001	(25,592)
Net realized and unrealized gains (losses)	744,001	(25,592)
Net increase (decrease) in net assets from operations	$373,884	$(261,487)
Net increase in net assets per unit	$0.07	$(0.05)
Weighted average units outstanding	5,635,306	5,000,111

The accompanying notes are an integral part of the financial statements

UC ASSET, LP

Statement of Partners’ Capital

	Limited Partners Units	Limited Partners Amount	General Partner	General Partner Advances	Total Partners’ Equity

BALANCE, January 1, 2018	4,872,654	$7,743,762	$-	$(141,210)	$7,602,552

Contributions	762,652	1,106,128	-	-	1,106,128
Distributions	-	(236,363)	-	-	(236,363)
Repayments of advances to general partner	-	-	-	141,210	141,210
Net change in net assets from operations	-	(261,487)	-	-	(261,487)

BALANCE, December 31, 2018	5,635,306	8,352,040	-	-	8,352,040

Return of limited partner tax distributions	-	48,271	-	-	48,271
Distributions	-	(16,668)	-	-	(16,668)
Net change in net assets from operations	-	373,884	-	-	373,884

BALANCE, December 31, 2019	5,635,306	$8,757,527	$-	$-	$8,757,527

The accompanying notes are an integral part of the financial statements

UC ASSET, LP

Statements of Cash Flows

Year ended December 31,

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets from operations	$373,884	$(261,487)
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:
Net unrealized (gains) losses on portfolio investments	(744,001)	25,592
Amortization of prepaid expense and deferred rent	-	15,560
Depreciation and amortization	1,519	2,223
Changes in working capital items
Accrued interest receivable	(4,200)	-
Deposits	(1,345)	(1,267)
Prepaid expense	(30,018)	(18,401)
Accrued expenses	7,409	(100,902)
Net cash used in operating activities	(396,752)	(338,682)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio partnerships	(1,931,009)	(1,866,982)
Investments in portfolio loans	(50,000)	-
Investments in portfolio loans, related party	(100,000)	-
Investments in portfolio loans	(300,000)	-
Repayment of investments in portfolio partnerships	2,635,000	1,151,353
Repayments of portfolio loans	50,000	-
Net cash provided by (used in) investing activities	303,991	(715,629)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from partners	-	1,106,128
Distributions to limited partners	-	(236,363)
Return of limited partner tax distributions	48,271	-
Repayment of advances to general partner	-	141,210

Net cash provided in financing activities	48,271	1,010,975

Net decrease in cash and cash equivalents	(44,490)	(43,336)

CASH and cash equivalents, beginning of period	135,353	178,689

CASH and cash equivalents, end of period	$90,863	$135,353

Non-Cash Financing Activities:
None	$-	$-

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership”) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016.

The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Partnership prepares its financial statements on the accrual basis in accordance with accounting principles generally accepted in the United States. Purchases and sales of investments are recorded upon the closing of the transaction. Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair value measurements

The Partnership records and carries its investments at fair value, defined as the price the Partnership would receive to sell the asset in an orderly transaction with a market participant at the balance sheet date. In the absence of active markets for the identical assets, such measurements involve the development of assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the balance sheet date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c) Fair value measurements, continued

The General Partner maintains policies and procedures to value instruments using the best and most relevant data available. In addition, The General partner reviews valuations, including independent price validation for certain instruments. Further, in other instances, independent pricing vendors are obtained to assist in valuing certain instruments.

(d) Cash and equivalents

The Partnership considers all highly liquid debt instruments with original maturities of three (3) months or less to be cash equivalents.

(e) Investments

The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

The estimated fair value of investments in limited liability companies as determined by the General Partner was $8,267,749 and $8,227,738 representing 94.41% and 98.52% of partners’ capital at December 31, 2019 and December 31, 2018, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. Due to the inherent uncertainty of valuation, the General Partner’s determination of values may differ significantly from values that would have been realized had a ready market for the investments existed, and the differences could be material. See Note 3.

(f) Federal Income taxes

As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

(g) Income

Interest income from portfolio investments is recorded as interest as accrued.

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Recent Accounting Pronouncements

Partnership management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and Cash Equivalents

The fair value of financial instruments that are short-term and that have little or no risk are considered to have a fair value equal to book value.

(b) Unsecured Loan Investments

The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk. At December 31, 2019 and 2018, there were $400,000 and no short-term loans, respectively.

(c) Portfolio Investments

The portfolio investments consist of member equity interests which are not publicly traded. The General Partner (AGP@) uses the investee entity’s real estate valuation reports as a basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. Portfolio investments priced by reference to valuation reports are included in Level 3. The GP conducts internal reviews of pricing to ensure reasonableness of valuations used. Based on the information available, management believes that the fair values provided are representative of prices that would be received to sell the individual assets at the measurement date (exit prices).

The fair values of the investee entity’s assets are determined in part by placing reliance on third-party valuations of the properties and/or third party approved internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity. The third-party valuations and internally developed analyses are significantly impacted by the local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for anticipated date of sale, location, property size, and other factors. Each property is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular property, the GP analyzes historical trends, including trends achieved by the GP’s operations, if applicable, and current trends in the market and economy impacting the property. These methods use unobservable inputs to develop fair value for the GP’s properties. Due to the volume and variance of unobservable inputs, resulting from the uniqueness of each of the GP’s properties, the GP does not use a standard range of unobservable inputs with respect to its evaluation of properties.

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third-party valuations and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the investee segment from disposition of these assets.

The following tables present the fair values of assets and liabilities measured on a recurring basis:

At December 31, 2019		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$7,120,630	$-	$-	$7,120,630
UCF Development, LLC	1,142,118	-	-	1,142,118
Short term loans	405,001	-	-	405,001

Total Assets	$8,667,749	$-	$-	$8,667,749

At December 31, 2018		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$7,238,620	$-	$-	$7,238,620
UCF Development, LLC	989,118	-	-	989,118
Short term loans	-	-	-	-

Total Assets	$8,227,738	$-	$-	$8,227,738

The fair value measurements are subjective in nature, involve uncertainties and matters of significant judgment; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments.

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Partnership.

Generally, the fair value of the Atlanta investee’s properties is not sensitive to changes in unobservable inputs since generally the properties are held for less than six months. Generally, such changes in unobservable inputs take longer than six months to have an appreciable effect of more than 1 to 2% on these properties fair value. The Dallas investee’s property is more sensitive to changes in unobservable inputs because this property was acquired with a longer time horizon due to the nature of its size and undeveloped status. However, the Dallas investee is very cognizant of changes in the unobservable inputs that affect the fair value of this property and intends to consider any and all such changes as it develops it plan for the development of this property.

The following table presents the changes in Level 3 instruments measured on a recurring basis:

Year Ended December 31, 2019	Portfolio Investments
January 1, 2019	$8,227,738
Total gains or losses (realized/unrealized):
Included in earnings	752,492
Included in other comprehensive income	-
Purchases, issuance and settlements	(312,481)
Transfers in/out of Level 3	-

December 31, 2019	$8,667,749

Year Ended December 31, 2018	Portfolio Investments
January 1, 2018	$7,532,507
Total gains or losses (realized/unrealized):
Included in earnings	(25,592)
Included in other comprehensive income	-
Purchases, issuance and settlements	720,823
Transfers in/out of Level 3	-

December 31, 2018	$8,227,738

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

a) Cash

Funds held by the Partnership are guaranteed by the Federal Deposit Insurance Corporation (AFDIC@) up to $250,000. The Partnership’s cash balance was not in excess of FDIC insured limits at December 31, 2019 and 2018.

NOTE 5 - CAPITAL

The Partnerships capital structure consists of one General Partner and 80 limited partners. The Partnerships total net contributed capital is $7,777,540 at December 31, 2019. The limited partner units issued and outstanding are 5,635,306 at December 31, 2019 and 2018.

a) Distributions

Distributions from the Partnership are made to partners in accordance with the Partnerships limited partnership agreement.

During 2018, the Partnership made distributions of $23,704 on behalf of the partners in the form of backup withholding to the U.S. Internal Revenue Service in the amount of $17,000 for 2018,

During 2018, the Partnership made distributions to the partners in the form of 2017 profit distributions in the amount of $219,363.

During 2018, the Partnership made distributions on behalf of the partners in the form of payments of $16,638 to a law firm for the preparation and submission of Rule 144 and 4(a)(1) legal opinions to allow for the removal of the restrictive legends on the partnership units issued prior to the completion of the Form 1-A offering.

During 2019, the partnership was refunded $48,271 of the previously distributed backup withholding from the U.S. Internal Revenue Service.

b) Allocations of Profits and Losses

The net profit of the Partnership is allocated to the Limited Partners in proportion to each partner’s respective capital contribution on all liquidated portfolio investments made by the Partnership. Losses are allocated to all partners in proportion to each partner’s respective capital contribution, provided that, to the extent profits had been previously allocated in a manner other than in proportion to capital contributions, losses are allocated in the reverse order as such profits were previously allocated.

The GP participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners. Beginning January 1, 2020, the GP participates in the profits of the Partnership at a rate of 20% above an 8% annualized return to the Limited Partners.

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - MANAGEMENT FEES - RELATED PARTY

The Partnership pays annual management fees to UCF Asset LLC. Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $169,590 and $155,221 for the years ended December 31, 2019 and 2018, respectively.

NOTE 7 - SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED PORTFOLIO INVESTMENTS

December 31, 2019	Atlanta Landsight, LLC	UCF Development, LLC

Current assets	$5,117,858	$12,051

Noncurrent assets	$633,663	$816,482

Current liabilities	$5,652,155	$-

Noncurrent liabilities	$-	$-

Gross revenues	$2,928,062	$-

Gross profit	$43,512	$-

Loss from continuing operations	$(42,941)	$(47,068)

Net loss	$(42,941)	$(47,068)

December 31, 2018	Atlanta Landsight, LLC	UCF Development, LLC

Current assets	$6,025,775	$9,119

Noncurrent assets	$424,748	$816,482

Current liabilities	$6,307,066	$-

Noncurrent liabilities	$-	$-

Gross revenues	$1,780,833	$-

Gross profit	$53,596	$-

Loss from continuing operations	$(24,939)	$(8,302)

Net loss	$(24,939)	$(8,302)

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - SUBSEQUENT EVENTS

a) Capital

In March 2020, the Partnership issued 166,667 units of Series A Preferred Units in exchange for $300,000 in cash, or $1.80 per unit.

The Preferred Units carry the following rights and privileges:

1 - Each Series A Preferred Unit shall receive a dividend of $0.09 (9 cents), capped by the net increase in net assets, (after audit completion), for that year. The difference between the net increase in net assets and $0.09 for any given year does not accrue to the next year. The stated dividends begin accruing on investment date on an actual/365 basis and ends upon conversion, redemption or cancellation.

2 - The Series A Preferred Units carry no voting rights.

3 - The Series A Preferred Units are senior to the common units for payment of dividends, distributions or liquidation.

4 - If at any time after 12 months subsequent to investment date the common units closing price falls under $0.50 per unit for a minimum of 20 consecutive trading days the holder, at their option, can redeem the units at a redemption price of $0.50 per unit.

5 - Any time after 12 months subsequent to investment date the Holder, at their option, can elect to convert their Series A Preferred Units into common units under the following rate: $1.80/conversion price. The conversion price is $1.80 when the lowest common unit price during the preceding 5 trading days is $1.80 or greater; the lowest closing price when the lowest common unit price during the preceding 5 trading days is between $1.80 and $1.60; $1.60 the lowest common unit price during the preceding 5 trading days is at or below $1.60.

Report of Independent Registered Public Accounting Firm on Supplemental Information

To the Board of Directors and Partners

UC Asset, LP

Atlanta, Georgia

We have audited the financial statements of UC Asset, LP (the “Partnership”) at and for the years ended December 31, 2019 and 2018, and our report thereon dated March 30, 2020, which expressed an unqualified opinion on those financial statements, appears on page 1.

The summary of investments at December 31, 2019 and 2018 contained in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of UC Asset LP’s financial statements. The summary of investments at December 31, 2019 and 2018 is supplemental information and is the responsibility of UC Asset LP’s management. Our audit procedures included determining whether the summary of investments reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the summary of investments. In our opinion, the summary of investments is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Daszkal Bolton LLP

Daszkal Bolton LLP

March 30, 2020

Fort Lauderdale, Florida

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

December 31, 2019

Company Name		Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$13,094,851	$(7,642,097)	$-	$1,667,876	$7,120,630
B	UCF Development, LLC	Real Estate Development	949,905	(45,000)	-	237,213	1,142,118
C	Short-term loans with accrued interest	Various	600,000	(214,137)	19,138	-	405,001

	Balance at December 31, 2019		$14,644,756	$(7,901,234)	$19,138	$1,905,089	$8,667,749

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

B - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

C - Comprised of two long-term unsecured loans, one for $300,000 with quarterly interest at 1.4%, due in April 2021, with an unrelated party and the second for $100,000 with monthly interest at 0.375%, due in June 2021, with a related party.

(1) Reflects return of capital.

(2) Reflects actual gain or loss from the sale, exchange or disposition of securities.

(3) Estimated unrealized gain (loss).

(4) Estimated fair value.

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

December 31, 2018

Company Name		Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$11,213,842	$(5,007,097)	$-	$1,031,875	$7,238,620
B	UCF Development, ,LLC	Real Estate Development	904,905	(45,000)	-	129,213	989,118
C	Short-term loans with accrued interest	Various	200,000	(214,137)	14,037	-	-

	Balance at December 31, 2018		$12,318,747	$(5,266,234)	$14,037	$1,161,088	$8,227,738

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

B - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

C - Comprised of two short-term unsecured loans, with monthly interest at 1%, repaid at maturity in March 2018.

(1) Reflects return of capital.

(2) Reflects actual gain or loss from the sale, exchange or disposition of securities.

(3) Estimated unrealized gain (loss).

(4) Estimated fair value.

Item 8. Exhibits

Exhibit No.	Description
2.1	Certificate of Limited Partnership of UC Asset LP *
3.1	Limited Partnership Agreement, as amended and restated *
3.2	Audit Committee Member Service Agreement

*	- filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on March 31, 2020.

UC ASSET LP

By:	UCF ASSET LLC

/s/ Gregory C. Bankston
Name: Gregory C. Bankston
Title: Managing Member

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gregory C. Bankston	Managing Member, UCF Asset LLC	March 31, 2020
Gregory C. Bankston

/s/ Xianghong Wu	Member of Majority Interest, UCF Asset LLC	March 31, 2020
Xianghong Wu